

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 25, 2022

Christopher Sorrells
Chief Executive Officer
Spring Valley Acquisition Corp. II
2100 McKinney Ave, Suite 1675
Dallas, TX 75201

> **Re: Spring Valley Acquisition Corp. II**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 21, 2022**
> **File No. 333-253156**

Dear Mr. Sorrells:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed March 21, 2022

Cover Page

1. We note the revised disclosure on the cover page regarding the agreement by your sponsor to have some shares be deemed unvested upon completion of the initial business combination unless and until the shares trade in excess of $12.50. Please revise where appropriate to clarify the extent to which this provision impacts the lock-up time period and ability of the sponsor and affiliates to sell significantly all of their shares at prices below $12.50. Additionally, with a view to revised risk factor disclosure on page 60 or where appropriate, advise us if your sponsor "could potentially recoup its entire investment in us even if the trading price of our ordinary shares is less than $1.00 per share" despite the unvested share provision.

General

2.   Please revise the fee table to reflect the registration of the common stock underlying the rights, since the rights will convert into common stock at the time of the initial business combination, which may be less than 12 months.

      You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have any questions regarding the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew R. Pacey